

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2010

Mr. Jeff Hanks
Chief Financial Officer
Resource Holdings, Inc.
11753 Willard Avenue
Tustin, CA 92782

      Re: Resource Holdings, Inc.
              Items 4.01 and 4.02 Form 8-K
              Filed July 19, 2010
              File No. 0-53334

Dear Mr. Hanks:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01

1.   Please revise to provide all of the reportable events disclosures required by Item 304(a)(1)(v). In that regard, state whether the Company has authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of each such reportable event and, if not, describe the nature of any limitation thereon and the reason therefore.

2.   Please obtain and file an updated letter from your former accountant, indicating whether they agree with the disclosures in your amended Form 8-K as required by Item 304(a)(3) of Regulation S-K.

Item 4.02

3.   We note that you have provided the disclosures required by Item 4.02(a) of Form 8-K. Please revise to provide all of the disclosures required by Item 4.02(b) and (c) of Form 8-K or explain to us why you believe such disclosures are not required.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact me at (202) 551-3688 if you have questions regarding comments on the filing and related matters.

Sincerely,

Ryan C. Milne
Accounting Branch Chief